Registration No.  333-229472
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          Amendment No. 1 to Form S-6

   FOR  REGISTRATION  UNDER  THE  SECURITIES  ACT  OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

                                    FT 7912

B. Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C. Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                  Suite 400
                           Wheaton, Illinois 60187

D. Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E. Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on March 11, 2019 at 2:00 p.m. pursuant to Rule 487.

                        ________________________________



                    Tactical Alpha Portfolio, Series 20

                                  FT 7912

FT 7912 is a series of a unit investment trust, the FT Series. FT 7912 consists of a single portfolio known as Tactical Alpha Portfolio, Series 20 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities"). The Trust seeks above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              FIRST TRUST (R)

                               800-621-1675


               The date of this prospectus is March 11, 2019

                               Table of Contents

Summary of Essential Information                                             3
Fee Table                                                                    4
Report of Independent Registered Public Accounting Firm                      5
Statement of Net Assets                                                      6
Schedule of Investments                                                      7
The FT Series                                                               10
Portfolio                                                                   11
Risk Factors                                                                11
Public Offering                                                             15
Distribution of Units                                                       18
The Sponsor's Profits                                                       19
The Secondary Market                                                        19
How We Purchase Units                                                       19
Expenses and Charges                                                        19
Tax Status                                                                  20
Retirement Plans                                                            22
Rights of Unit Holders                                                      22
Income and Capital Distributions                                            23
Redeeming Your Units                                                        24
Investing in a New Trust                                                    25
Removing Securities from the Trust                                          25
Amending or Terminating the Indenture                                       26
Information on the Sponsor, Trustee and Evaluator                           27
Other Information                                                           28

                  Summary of Essential Information (Unaudited)

                      Tactical Alpha Portfolio, Series 20
                                    FT 7912


    At the Opening of Business on the Initial Date of Deposit-March 11, 2019


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                                      16,793
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/16,793
Public Offering Price:
Public Offering Price per Unit (2)                                                                           $   10.000
    Less Initial Sales Charge per Unit (3)                                                                        (.000)
                                                                                                             __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                   10.000
    Less Deferred Sales Charge per Unit (3)                                                                       (.135)
                                                                                                             __________
Redemption Price per Unit (5)                                                                                     9.865
    Less Creation and Development Fee per Unit (3)(5)                                                             (.050)
    Less Organization Costs per Unit (5)                                                                          (.032)
                                                                                                             __________
Net Asset Value per Unit                                                                                     $    9.783
                                                                                                             ==========
Cash CUSIP Number                                                                                            30310U 345
Reinvestment CUSIP Number                                                                                    30310U 352
Fee Account Cash CUSIP Number                                                                                30310U 360
Fee Account Reinvestment CUSIP Number                                                                        30310U 378
Pricing Line Product Code                                                                                        123111
Ticker Symbol                                                                                                    FURACX



First Settlement Date                                        March 13, 2019
Mandatory Termination Date (6)                               June 11, 2020
Income Distribution Record Date                              Tenth day of each month, commencing April 10, 2019.
Income Distribution Date (7)                                 Twenty-fifth day of each month, commencing April 25, 2019.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and the estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."


                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                                              0.00%(a)     $.000
  Deferred sales charge                                                                             1.35%(b)     $.135
  Creation and development fee                                                                      0.50%(c)     $.050
                                                                                                    _____        _____
  Maximum sales charge (including creation and development fee)                                     1.85%        $.185
                                                                                                    =====        =====
Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                                      .320%(d)     $.0320
                                                                                                    =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative and evaluation fees                            .079%        $.0080
  Trustee's fee and other operating expenses                                                        .136%(f)     $.0138
                                                                                                    _____        ______
     Total                                                                                          .215%        $.0218
                                                                                                    =====        ======

                                  Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

        1 Year       3 Years      5 Years      10 Years
        ______       _______      _______      ________
        $239         $735         $1,017       $2,199

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing June 20, 2019.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


            Report of Independent Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 7912

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 7912, comprising Tactical Alpha Portfolio, Series 20 (the "Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on March 11, 2019 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on March 11, 2019 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on March 11, 2019, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 11, 2019

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

                      Tactical Alpha Portfolio, Series 20
                                    FT 7912


    At the Opening of Business on the Initial Date of Deposit-March 11, 2019



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $ 167,931
Less liability for reimbursement to Sponsor for organization costs (3)                                        (537)
Less liability for deferred sales charge (4)                                                                (2,267)
Less liability for creation and development fee (5)                                                           (840)
                                                                                                         _________
Net assets                                                                                               $ 164,287
                                                                                                         =========
Units outstanding                                                                                           16,793
Net asset value per Unit (6)                                                                             $   9.783

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $ 167,931
Less maximum sales charge (7)                                                                               (3,107)
Less estimated reimbursement to Sponsor for organization costs (3)                                            (537)
                                                                                                         _________
Net assets                                                                                               $ 164,287
                                                                                                         =========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of June 11, 2020.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0320 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on June 20, 2019 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through August 20, 2019. If Unit holders redeem Units before August 20, 2019, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                            Schedule of Investments

                      Tactical Alpha Portfolio, Series 20
                                    FT 7912


                       At the Opening of Business on the
                     Initial Date of Deposit-March 11, 2019



                                                                            Percentage
                                                                            of Aggregate   Number       Market     Cost of
Ticker Symbol and                                                           Offering       of           Value per  Securities to
Name of Issuer of Securities (1)(3)                                         Price          Shares       Share      the Trust (2)
___________________________________                                         ____________   ______       _________  _____________
COMMON STOCKS (100%):
Communication Services (4%):
GOOG     Alphabet Inc. (Class C) *                                              2%             3        $1,142.32  $  3,427
FB       Facebook, Inc. (Class A) *                                             2%            20           169.60     3,392
Consumer Discretionary (2%):
AMZN     Amazon.com, Inc. *                                                     2%             2         1,620.80     3,242
Energy (6%):
COP      ConocoPhillips                                                         2%            51            65.43     3,337
PUMP     ProPetro Holding Corp. *                                               2%           175            19.25     3,369
RDS/B    Royal Dutch Shell Plc (Class B) (ADR) +                                2%            54            61.96     3,346
Financials (22%):
BAC      Bank of America Corporation                                            2%           117            28.65     3,352
COF      Capital One Financial Corporation                                      2%            41            81.37     3,336
C        Citigroup Inc.                                                         2%            54            62.06     3,351
CFG      Citizens Financial Group, Inc.                                         2%            97            34.76     3,372
EVR      Evercore Inc.                                                          2%            38            88.09     3,347
GS       The Goldman Sachs Group, Inc.                                          2%            17           195.24     3,319
JPM      JPMorgan Chase & Co.                                                   2%            33           103.01     3,399
KEY      KeyCorp                                                                2%           201            16.77     3,371
MS       Morgan Stanley                                                         2%            81            41.36     3,350
PRU      Prudential Financial, Inc.                                             2%            36            93.30     3,359
AMTD     TD Ameritrade Holding Corporation                                      2%            62            54.25     3,363
Health Care (26%):
ALXN     Alexion Pharmaceuticals, Inc. *                                        2%            26           128.68     3,346
ANTM     Anthem, Inc.                                                           2%            11           295.04     3,245
CI       Cigna Corporation                                                      2%            21           163.14     3,426
HCA      HCA Healthcare, Inc.                                                   2%            27           124.74     3,368
HQY      HealthEquity, Inc. *                                                   2%            45            74.84     3,368
JNJ      Johnson & Johnson                                                      2%            24           138.06     3,313
MRK      Merck & Co., Inc.                                                      2%            42            79.80     3,352


                       Schedule of Investments (cont'd.)

                      Tactical Alpha Portfolio, Series 20
                                    FT 7912


                       At the Opening of Business on the
                     Initial Date of Deposit-March 11, 2019



                                                                            Percentage
                                                                            of Aggregate   Number       Market     Cost of
Ticker Symbol and                                                           Offering       of           Value per  Securities to
Name of Issuer of Securities (1)(3)                                         Price          Shares       Share      the Trust (2)
___________________________________                                         ____________   ______       _________  _____________
Health Care (cont'd.):
PRAH     PRA Health Sciences, Inc. *                                            2%            33        $  101.85  $  3,361
SYK      Stryker Corporation                                                    2%            18           187.23     3,370
SUPN     Supernus Pharmaceuticals, Inc. *                                       2%            89            37.61     3,347
TMO      Thermo Fisher Scientific Inc.                                          2%            13           249.85     3,248
UNH      UnitedHealth Group Incorporated                                        2%            14           237.29     3,322
VRTX     Vertex Pharmaceuticals Incorporated *                                  2%            19           177.26     3,368
Industrials (8%):
EME      EMCOR Group, Inc.                                                      2%            48            70.41     3,380
NSP      Insperity, Inc.                                                        2%            28           121.58     3,404
ODFL     Old Dominion Freight Line, Inc.                                        2%            24           142.71     3,425
OSK      Oshkosh Corporation                                                    2%            43            77.64     3,339
Information Technology (26%):
ADBE     Adobe Incorporated *                                                   2%            13           254.74     3,312
AAPL     Apple Inc.                                                             2%            20           172.91     3,458
AVGO     Broadcom Inc.                                                          2%            13           264.19     3,434
CDW      CDW Corporation                                                        2%            36            92.30     3,323
CSCO     Cisco Systems, Inc.                                                    2%            66            51.07     3,371
INTC     Intel Corporation                                                      2%            64            52.48     3,359
KEYS     Keysight Technologies, Inc. *                                          2%            40            83.99     3,360
MSFT     Microsoft Corporation                                                  2%            30           110.51     3,315
MKSI     MKS Instruments, Inc.                                                  2%            43            78.45     3,373
PANW     Palo Alto Networks, Inc. *                                             2%            14           234.63     3,285
CRM      salesforce.com, inc. *                                                 2%            22           155.06     3,411
V        Visa Inc. (Class A)                                                    2%            23           147.35     3,389
ZBRA     Zebra Technologies Corporation *                                       2%            17           201.90     3,432
Materials (6%):
KL       Kirkland Lake Gold Ltd. +                                              2%            96            34.94     3,354
NUE      Nucor Corporation                                                      2%            58            57.79     3,352
RIO      Rio Tinto Plc (ADR) +                                                  2%            62            54.66     3,389
                                                                              ____                                 ________
         Total Investments                                                    100%                                 $167,931
                                                                              ====                                 ========

_________________

See "Notes to Schedule of Investments" on page 9.

Page 8


                     NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 11, 2019. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $168,683 and $752, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 6% of the investments of the Trust (consisting of Canada, 2%; The Netherlands, 2% and United Kingdom 2%).

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 7912, consists of a single portfolio known as Tactical Alpha Portfolio, Series 20.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.


The Trust seeks above-average capital appreciation. The Trust is concentrated in stocks of health care and information technology companies.


A Tactical Approach to Equity Investing.

For decades, investors have implemented asset allocation strategies seeking risk-controlled performance. A common approach is to invest in broad based asset classes which seek to deliver returns which are in line with the market's performance and supplement them with specialized investments which seek to generate higher returns. These specialized investments focus on specific areas of the market, including those which attempt to take advantage of current tactical opportunities. The Trust was created as a convenient way for investors to add a tactical component to their asset allocation plans.

Our goal with the Trust is to select stocks from within specific areas of the market where we believe tactical opportunities currently exist. Our team of analysts thoroughly evaluates each company for inclusion in the portfolio based upon their analysis that the company's future performance is likely to exceed the current expectations of market participants. Through our evaluation process, we seek to select stocks that we believe are currently trading at valuation levels below fair value.

The portfolio consists of companies from the following areas which have been identified by our team of analysts based on their current market outlook.

       SECTORS - 60%
       Financials                                20%
       Health Care                               20%
       Information Technology                    20%
       THEMES - 40%
       Cloud Computing                           10%
       Inflation Hedge                           10%
       SMid Capital Strength                     20%

* SMid Strength refers to small-cap and mid-cap companies which we believe exhibit financial strength.


Based on the composition of the portfolio on the Initial Date of Deposit, the Trust is considered to be a Large-Cap Blend Trust.


From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S. dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets. Concern about the continued strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the trust is concentrated in more than one sector, at least 25% of the trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of health care and information technology companies.


Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation. For example, the Health Care and Education Affordability Reconciliation Act of 2010 (the "Act"), passed into law in March 2010, has had and will continue to have a significant impact on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure requires most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. The Act also regulates private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will continue to take place over the next several years and has initially been met with significant setbacks. Implementation of the Act could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. However, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, which, if enacted would amend or repeal significant portions of the Act. The long-term effects of the Act and any other legislative proposals on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Financials. The Trust invests in financial companies. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"), that have had a direct impact on companies in the financial services sector. These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.



                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from June 20, 2019 through August 20, 2019. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee. As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust holds an equity interest in PFICs, the Trust could be subject to

U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on the Trust (or the Portfolio Fund). In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.


If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to certain interest income may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax was also scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.


It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by

DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive a pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in your Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA


The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $425 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2018, the total partners' capital of First Trust
Portfolios L.P. was $44,255,416.


This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 31


                                 FIRST TRUST(R)

                      Tactical Alpha Portfolio, Series 20
                                    FT 7912

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


               - Securities Act of 1933 (file no. 333-229472) and


               - Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                      SEC's Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                              March 11, 2019


            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                              FIRST TRUST(R)

                               The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 7912 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 11, 2019. Capitalized terms have been defined in the prospectus.


                             Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   Financials                                                   1
   Foreign Issuers                                              6
   Small and/or Mid Capitalization Companies                    7
Concentrations
   Concentration Risk                                           7
   Health Care                                                  7
   Information Technology                                       8
Litigation
   Microsoft Corporation                                        9
Securities Selected for Tactical Alpha Portfolio, Series 20     9

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Financials. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S.
financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the trust is concentrated in more than one sector, at least 25% of the trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of health care and information technology companies.


Health Care. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already be burdened by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The long-term effects of any such proposals on the health care sector remain uncertain and cannot be predicted.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions. Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Securities Selected for Tactical Alpha Portfolio, Series 20


Communication Services
______________________

Alphabet Inc. (Class C), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

Consumer Discretionary
______________________

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books, electronics and other products via a commercial site on the Internet. The company also operates an online auction site.

Energy
______

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

ProPetro Holding Corp., headquartered in Midland, Texas, is an oilfield and gas services company. The company provides hydraulic fracturing and other related services to oil and gas companies in North America.

Royal Dutch Shell Plc (Class B) (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Financials
__________

Bank of America Corporation, headquartered in Charlotte, North Carolina, offers banking, asset management, investing and other risk management and financial services. The company has an investment banking and securities brokerage subsidiary and a mortgage lending subsidiary.

Capital One Financial Corporation, headquartered in McLean, Virginia, is a holding company. The company's principal subsidiaries, including Capital One Bank, provide various financial products and services in North America and the United Kingdom.

Citigroup Inc., headquartered in New York, New York, is a diversified financial services holding company. The company offers consumer banking and credit, corporate and investment banking, securities brokerage, wealth management and transaction services to consumers, corporations, governments and institutions worldwide.

Citizens Financial Group, Inc., headquartered in Providence, Rhode Island, provides a full range of commercial banking services for retail customers. The company offers consumer loans, commercial loans and mortgage loans.

Evercore Inc., headquartered in New York, New York, is an investment banking boutique. The company provides advisory services on mergers, acquisitions, divestitures, restructurings and other corporate transactions to multinational corporations. The company also manages private equity funds for institutional investors.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, governments and high net-worth individuals.

JPMorgan Chase & Co., headquartered in New York, New York, is a financial holding company. The company provides financial services and investment banking to entities and individuals, including consumers, small businesses, financial institutions, municipalities, the nonprofit sector and real estate investors.

KeyCorp, headquartered in Cleveland, Ohio, through its subsidiaries, conducts a commercial and retail banking business via full-service banking offices located throughout the United States. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

TD Ameritrade Holding Corporation, headquartered in Omaha, Nebraska, through subsidiaries, operates as an online discount brokerage firm. The company provides brokerage services and related technology-based financial services to retail investors, traders and independent registered investment advisors.

Health Care
___________

Alexion Pharmaceuticals, Inc., headquartered in Boston, Massachusetts, is a global biopharmaceutical company. The company is engaged in the research and development of proprietary immunoregulatory products used in the treatment of autoimmune and cardiovascular diseases.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

HCA Healthcare, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages and operates hospitals, surgery centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers and various other facilities.

HealthEquity, Inc., headquartered in Draper, Utah, manages healthcare accounts. The company provides services that allow consumers to make healthcare saving and spending decisions.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

PRA Health Sciences, Inc., headquartered in Raleigh, North Carolina, is a contract research organization providing various product development services for pharmaceutical and biotechnology companies worldwide. The company offers integrated services, such as data management, statistical analysis and clinical trial management.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products. The company's products include orthopedic implants, powered surgical instruments, endoscopic systems, patient care and handling equipment for the global market and neurosurgical devices.

Supernus Pharmaceuticals, Inc., headquartered in Rockville, Maryland, is a pharmaceutical company. The company develops and markets products for the treatment of central nervous system diseases in the United States.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

Vertex Pharmaceuticals Incorporated, headquartered in Boston,
Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

Industrials
___________

EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, the United Kingdom and internationally. The company's products and services include generators, fire alarms and security systems, clean-room ventilation systems and outage services to industrial plants.

Insperity, Inc., headquartered in Kingwood, Texas, provides benefits and payroll administration plans to small and medium-sized businesses. The company's system also includes medical and worker's compensation insurance programs, employer liability management, personnel records management and employee recruiting.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

Oshkosh Corporation, headquartered in Oshkosh, Wisconsin, is a diversified manufacturer of specialty trucks and truck bodies for the concrete placement, refuse hauling, fire and emergency, and defense markets.

Information Technology
______________________

Adobe Incorporated, headquartered in San Jose, California, is a software company. The company develops, markets and supports software products and technologies for creative professionals, marketers, application developers, enterprises and consumers.

Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

Broadcom Inc., headquartered in San Jose, California, is a semiconductor manufacturer. The company's product portfolio serves multiple applications within various communication and industrial markets.

CDW Corporation, headquartered in Lincolnshire, Illinois, offers information technology products and services to business, government, health care and education customers. The company provides software, hardware, computer peripherals, network communication, cloud computing, mobile devices and security solutions.

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Keysight Technologies, Inc., headquartered in Santa Rosa, California, is an electronics testing and measurement company. The company works with clients in the telecommunications, aerospace/defense, and computer industries to create instruments, software, and related tools for use in the design, development, manufacture, installation and operation of electronics equipment.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

Palo Alto Networks, Inc., headquartered in Santa Clara, California, provides network security solutions. The company offers worldwide protection against cyber threats through central intelligence capabilities, subscription services and automated delivery of preventative measures against cyber attacks, as well as firewalls that identify and manage applications on end-customer networks.

salesforce.com, inc., headquartered in San Francisco, California, provides enterprise cloud computing and customer relationship management (CRM) solutions to businesses of various sizes and industries worldwide.

Visa Inc. (Class A), headquartered in San Francisco, California, is a global payments technology company. Together with its subsidiaries, the company operates a retail electronic payments network worldwide and a range of processing services for participating issuers of Visa debit, prepaid and ATM payment products.

Zebra Technologies Corporation, headquartered in Lincolnshire, Illinois, engages in the design, manufacture and support of a range of direct thermal and thermal transfer label and receipt printers, radio frequency identification printer/encoders, dye sublimation card printers and digital photo printers. These products are used to provide bar code labeling, personal identification and specialty printing solutions principally in the manufacturing, retail, service and government sectors.

Materials
_________

Kirkland Lake Gold Ltd., headquartered in Toronto, Canada, is a mid-tier gold mining and exploration company. Additionally, the company acquires and develops gold mining projects. The company operates in Canada and Australia.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits

                                      S-1

                                   SIGNATURES

      The Registrant, FT 7912, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039; FT 5415 and FT 7256 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  the
Registrant, FT 7912, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on March 11, 2019.

                                    FT 7912

                                    By    FIRST TRUST PORTFOLIOS L.P.
                                          Depositor




                                    By    Elizabeth H. Bull
                                          Senior Vice President

                                    S-2

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

     Name                   Title*                       Date

  James A. Bowen      Director of The Charger      ) March 11, 2019
                      Corporation, the General     )
                      Partner of First Trust       )
                      Portfolios L.P.              )
                                                   )
                                                   ) Elizabeth H. Bull
                                                   ) Attorney-in-Fact**




* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.

                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Amendment No. 1 to Registration Statement No. 333-229472 on Form S-6 of our report dated March 11, 2019, relating to the financial statement of FT 7912, comprising Tactical Alpha Portfolio, Series 20, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 11, 2019

                                      S-4

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 7912 and certain subsequent Series, effective March 11, 2019 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust
           Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4        Copy  of  Articles  of  Incorporation of The Charger Corporation, the
           general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

                                      S-6

3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

                                      S-7